UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 25
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NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8951
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M.D.C. Holdings, Inc.
New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
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4350 South Monaco Street, Suite 500, Denver, Colorado 80237
(303) 773-1100
(Address, including zip code, and telephone number, including area code, or Issuer's principal executive offices)

6.000% Senior Notes due 2043
(Description of class of securities)
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Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2 governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, M.D.C. Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 3, 2024	By:	/s/ Joseph H Fretz	Vice President, Secretary and Corporate Counsel
Date		Name	Title